September 5, 2019

Patrick Moore
Chief Financial Officer
National Vision Holdings, Inc.
2435 Commerce Ave, Building 2200
Duluth, GA 30096

       Re: National Vision Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed February 27, 2019
           File No. 001-38257

Dear Mr. Moore :

      We have reviewed your filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2018

Note 9. Equity in Net Assets of Non-Consolidated Investee, page 100

1. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for your equity method investee during fiscal 2018 and 2017. In your response, please provide us with your calculations of the significance for this equity method investee.
 Patrick Moore
FirstName LastNamePatrick Moore
National Vision Holdings, Inc.
Comapany 5, 2019
September NameNational Vision Holdings, Inc.
Page 2
September 5, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery